Exhibit 99.1

November 16, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., received a notification regarding the filing of a class action lawsuit challenging the Bank’s alleged practice regarding the mandatory inclusion of certain insurance policies called “life insurance on debit balances,” which are included in its Mastercard credit card agreement. The lawsuit requests the cessation of such practices by the Bank and the reimbursement of any such charges or other amounts collected in respect thereof.

The class action lawsuit was filed by the Financial Consumers Civil Association, a local Argentine association focused on general consumer defense matters. The class action lawsuit was filed before the National Commercial Court of First Instance No. 5, Secretariat No. 10.

The Bank is analyzing the content and implications of the class action lawsuit. In the event of an unfavorable resolution of the dispute described above, the Bank does not believe that such unfavorable resolution will have a significant impact on the Bank´s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which such Spanish document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com